

Spotlight:Girls
Executive Summary
Contact: Lynn Johnson, Co-Founder/CEO - lynn@spotlightgirls.com | 415-595-9798 (c)

Overview

Spotlight:Girls is a women-owned certified B Corp based in Oakland, CA. Our mission is to educate, inspire, and activate girls and women to take center stage. We produce media, events and learning experiences with and for girls and girl advocates that promote leadership, creativity, courage, connection, and radical care.

Since 2008, our highly recognized Go Girls!™ Camps and afterschool clubs have taught thousands of elementary and middle school-aged girls key social-emotional skills through the process of making their own plays, art, music, and media. Now, we are working to bring this movement nationwide. We are current raising $250,000 in equity investment to:

- Improve our website to integrate learning modules for Go Girls! Licensees, parents, educators, and other girl advocates
- Build an online registration platform to help us and our licensees better register students, track data about their development, and maintain safe and powerful communication with them and their parents.
- Creating empowering media that allows us to transform young girls' lives at scale. We are building on our partnerships with the GRAMMY-nominated Alphabet Rockers and music industry veteran and cultural strategist Anasa Troutman (and her company Culture Shift Creative) to create original media that lifts up the stories and images of these girls and helps them create their own media

Growing Need

As a society, we are experiencing unbearable levels of disconnection, disengagement, and distrust in our schools, workplaces, and neighborhoods. One study shows that five to eight times as many children and college students reported clinically significant depression or anxiety than 50 years ago. Another study documents a similar trend in the fourteen- to sixteen-year-old age group between 1948 and 1989.[1]

We lack the skills to bridge our differences, listen to each other, share our opinions in respectful ways, empathize, and work together to solve problems. Girls in particular experience challenges that range from bullying to sexual harassment and struggle to see themselves in leadership roles:

- 32% of girls ages 8-17 say that their number one concern is being teased, judged, or made fun of
- The rise of the #MeToo movement over the past year has led to greater awareness of the prevalence of sexual harassment and abuse among girls and women
- 56% of all students have witnessed a bullying crime take place at school
- Research shows that low emotional intelligence leads to anxiety, depression, and other mood disorders that seriously impede learning and development. Girls are far more likely to suffer from these disorders than boys- twice as much by the time they reach adolescence

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[1]

https://www.theatlantic.com/health/archive/2011/10/all-work-and-no-play-why-your-kids-are-more-anxious-depressed/246422/

- Girls are challenged to see women in leadership roles, with recent research showing that a high percentage of girls prefer male over female political leaders.[2]

In order for girls to feel safe, to value their own contributions, and to be inspired to step into the spotlight, they need to be able to see themselves reflected back in the media they consume. Girls and women and color, trans girls and gender non-conforming folks continue to struggle to find positive representations of themselves in media - relegating them to a position "in the wings," playing the "supporting role" in their own lives.

Value Proposition

In 2010, we developed the **Go Girls!™ Culture Code** - our 5-point social-emotional framework that provides the foundation for all our programming and operations. Known as our "secret sauce," the Culture Code is research-based, inspired by the work of the Greater Good Science Center at UC Berkeley. It combines best practices in youth development and arts education. The Culture Code answers the question, "What do girls need learn in orde to step into the spotlight and activate their bold and brave leadership in the world?"

The Culture Code states, "I am a Go Girl! That means I:

- **Say Yes** - I am ready for anything. I say yes to keep the fun going. I say no to keep myself safe.
- **Give & Take** - I give to others and I am happy. I take in the good and I am healthy. I am a Go Girl! and I belong.
- **Make Mistakes** - I am not perfect. I celebrate myself for learning and trying. I get to grow and change.
- **Feel My Feelings** - I feel happy and angry and everything in between. I can act calm and confident even when I'm not. I'm just right as I am.
- **Take Center Stage** - I make brave, bold choices. I have the power of my voice, body and imagination. I am a part of the whole play.

We have proven our model works. In the Bay Area, we serve approximately 500 girls each year in our camps and afterschool clubs. Our programs have been extremely popular and revenue-generating since their inception (see attached *Quotes of Support*). For years, we have received consistent requests to expand our work and we are currently speaking to several women about how to support them to operate Go Girls!™ programs in their communities.

Through post-camp surveys, qualitative reviews, and story collection, we also know that Go Girls!™, in fact, has a positive impact on the girls who participate. After just two weeks of summer camp, 56% of parents report an overall growth in their daughter's confidence while 55% say their daughters become more comfortable making mistakes in the same amount of time. In addition, many of our Counselors-in-Training and Assistant Teachers came up through the program and are now young women who have gone on to attend college, live abroad, start businesses, and become activists (See our mini-documentary at https://spotlightgirls.com/blogs/content/spotlight-girls-doc).

We know that with increased opportunities to engage with the learning of Go Girls! beyond summer camp, we can help girls and the adults who love them, continue to build their skills and become the leaders we have all been waiting for.

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[2]

https://www.theatlantic.com/education/archive/2015/07/why-are-all-the-teen-girls-still-looking-up-to-men/399770/

Revenue Model

Currently, Spotlight:Girls generates 90% of our revenues ($300,000 in 2017) from our Oakland and Berkeley-based Go Girls!™ summer camps. The additional revenues come through other school-break camps, afterschool clubs, consulting to other organizations, and sales of our books and merchandise.

Our growth plan is focused on increasing sales in our current revenue areas while also diversifying our revenue options:

1. **The Go Girls! Licening Program** - Our model will allow individual entrepreneurs, schools, and organizations to license and run their own camps and afterschool clubs like we do here in the Bay Area. Through a consultant model, we will provide ongoing training and capacity building support to these organizations and individuals to help them best replicate our curriculum to fit their community context. Licensees pay an initial investment of $2000-$5000 and then an ongoing annual renewal fee.
2. **Courses for parents, educators, and other girl advocates** - Through online courses and related workshops based on the Go Girls!™ Culture Code, we give parents and educators the tools they need to help promote the social-emotional health of their daughters. These courses are also a key piece of the overall license sales funnel.
3. **Books, t-shirts, and other merchandise** - We also sell our original books and related materials to girls and their families allowing them to bring the lessons of Go Girls!™ home with them. As the numbers of Go Girls!™ grows through licensing, the more sales of related products will increase.

Milestones

- Go Girls!™ has grown from a single Oakland camp in 2008 serving 17 girls to approximately 500 girls a year.
- 2011- Received recognition from Ashoka Changemakers as we were 1 of 15 finalists from over 600 entries from all over the world in Ashoka's "Activating Empathy" competition.
- 2013 - Successfully raised $26,000 on the StartSomeGood platform that allowed us to document our methodology and bring free Go Girls!™ Camp to girls on the Hoopa Indian reservation in Humboldt County, CA.
- 2016 - Raised $62,500 in equity crowdfunding on the WeFunder platform
- 2016 - Became the first recipient of the Force for Good Fund with an investment of $100,000
- 2017 - Received our B Corp certification with a score of 118
- 2017 - Won a $50,000 marketing and PR package as part of She Knows Media's #ThePitch competition at the BlogHer conference in Orlando and featured on Forbes.com
- 2017 - Became an investee of RSF Social Finance's Women's Capital Collaborative
- 2017 - *My Light* and *I'm Proud*, original songs by the Alphabet Rockers, based on the Go Girls!™ Culture Code, are featured on their GRAMMY-nominated album, *Rise Shine #Woke* - Watch the *My Light* music video at https://www.facebook.com/spotlightgirls/videos/10157462305968916/
- 2018 - Named a "Best for the World" B Corp by BLab

Goals for Upcoming Year

We are seeking $250,000 by November 15, 2018 to allow us to scale through the Go Girls! Licensing Program. With this investment, we will:

- Build out the learning modules for licensees
- Build the online registration system
- Bring our Curriculum Program Manager and Administrative Assistant to full-time
- Produce 2 new songs and related videos, program materials, and merchandise
- Increase sales to our current customers through online training for parents and merchandise

- Build our email list to 10,000
- Launch 10 new Go Girls!™ licensed providers
- Position ourselves for the next round of fundraising towards becoming the premiere media platform for tween girls

Core Team:
Lynn Johnson, *Co-Founder/CEO* - Award-winning entrepreneur and visionary leader, 25+ years experience teaching social/emotional, leadership, and communication skills through theater and other arts forms to youth and adults.
Allison Kenny, *Co-Founder/Creative Director* - 15 years experience as an expert teaching artist in theater and expressive arts; Award-winning blogger, actor, Author of *Starring Celia*
Chrissy Mulvihill, *Bay Area Camp Director* - Award-winning teacher, champion coach, and facilitative leader with over 25 years experience as a public school educator.
Sabrina Walasek, *Project Manager* - Curriculum and toy designer formerly with LeapFrog
Brett Burton, Sales and Marketing Manager
George Ison, Administrative Assistant

Key Partners:
Anasa Troutman - Founder, Culture Shift Creative, Former manager of India.Aire, Named on of the 50 founders to Watch by Essence Magazine, 2017, Cultural Advisor to Obama Administration
Kaitlin McGaw - Musician and Founder, GRAMMY-nominated Alphabet Rockers

Key Advisors (select list):
Mike Johnson - Branding & Digital Marketing Executive, Creative Arts Agency
Brandi Riley - Social Media strategist, Content Creator & Online Influencer, Founder of MamaKnowsBest.com and Courage to Earn Community
Jenny Kassan - Attorney, Finance Innovator, and Coach, Author of *Raise Capital On Your Own Terms*
Kevin Bayuk - Partner at LIFT Economy, Co-Founder of the Force for Good Fund
Christine Carter, PhD - Sociologist, happiness expert, author of *Raising Happiness* and *Sweet Spot: How to Find Your Groove at Work and Home*, Senior Fellow at Greater Good Science Center, Berkeley